================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
              14(D)(1) OF THE SECURITIES AND EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 2 - FINAL AMENDMENT)
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 1 - FINAL AMENDMENT)

                            ------------------------

                             MCFARLAND ENERGY, INC.
                           (Name of Subject Company)

                            ------------------------

                        MONTEREY ACQUISITION CORPORATION
                            MONTEREY RESOURCES, INC.
                                   (Bidders)

                            ------------------------


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                  580432 10 2
                     (CUSIP Number of Class of Securities)

                            ------------------------

                          MR. TERRY L. ANDERSON, ESQ.
                            MONTEREY RESOURCES, INC.
                              5201 TRUXTUN AVENUE
                         BAKERSFIELD, CALIFORNIA 93309
                                 (805) 864-3008

                                WITH A COPY TO:

                            G. MICHAEL O'LEARY, ESQ.
                             ANDREWS & KURTH L.L.P.
                           4200 TEXAS COMMERCE TOWER
                             600 TRAVIS, SUITE 4200
                              HOUSTON, TEXAS 77002
                                 (713) 220-4200

         (Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

================================================================================
                               Page 1 of 5 pages
                      Exhibit Index is located on page 5.

                 This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 dated June 23, 1997 and Amendment No. 1 to the Schedule 13D dated June 27, 1997, relating to the offer by Monterey Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Monterey Resources, Inc., a Delaware corporation ("Monterey"), to purchase all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of McFarland Energy, Inc. (the "Company"), amends and supplements such Schedule 14D-1 and Schedule 13D as follows:


ITEM 4 -- SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION (Schedule 14D-1)

ITEM 3 -- SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION (Schedule 13D)

                 Item 4 of the Schedule 14D-1 and Item 3 of the Schedule 13D are hereby amended in their entirety to read as follows:

                          The total amount of funds required by the Purchaser to
                 purchase all outstanding Shares is estimated to be approximately $111.4 million. The funds necessary to purchase Shares pursuant to the Offer and to pay related fees and expenses was furnished to the Purchaser (i) by Monterey as a capital contribution and (ii) through the financing described below.

                         Monterey, The Chase Manhattan Bank ("Chase"), as the
                 administrative agent and as lender, and four other lenders were parties to a five-year revolving credit facility, entered into in November 1996, providing for aggregate extensions of credit thereunder to Monterey of $75 million (the "Old Facility"). On July 22, 1997 (1) with the consent of Chase and the other lenders, Monterey terminated the Old Facility,
                 (2) Chase, as administrative agent and as lender, Union Bank of Switzerland (Houston Agency) ("UBS"), as co-arranger and as lender, and Monterey entered into a Credit Agreement providing for aggregate extensions of credit to Monterey of up to $200 million, with a final maturity in July, 2002 (the "New Facility"), and (3) Monterey borrowed from Chase and UBS the aggregate sum of $100 million under the New Facility and placed under the New Facility certain existing letters of credit originally issued under the Old Facility. Chase and UBS propose to syndicate the New Facility to other lenders, but Monterey expects that each will retain a significant portion of the credit.

                         Loans under the New Facility will bear interest, at
                 Monterey's election, at rates calculated by adding an agreed margin to Chase's prime rate or the federal funds effective rate, or the applicable LIBOR rate for interest periods of one, two, three or six months. As was the case with the Old Facility, applicable interest rate margins are to be established from time to time by reference to Monterey's historical ratios of outstanding indebtedness to its EBITDA, as defined in the Credit Agreement, as adjusted to reflect certain Restricted Payments (as so defined). As did the Old Facility, the New Facility makes provision for issuance of letters of credit, with an availability sublimit of $50 million. Overall availability of credit under the New Facility from time to time will be a function of Available Borrowing Base (initially to be defined as $200 million). The Available Borrowing Base will be redetermined by Chase, as administrative agent, from time to time as a function of the total amount of indebtedness that can be supported by the proved oil and gas reserves of Monterey and its Restricted Subsidiaries, based upon periodic independent engineering reports, minus their Other Liabilities. Such Other Liabilities are defined as liabilities in respect of certain outstanding indebtedness (which would include, without limitation, for so long as the same shall remain outstanding, Monterey's 10.61% Senior Notes due March

                 31, 2005, originally issued and currently outstanding in the aggregate principal amount of $175 million, but would exclude certain indebtedness subordinated to Monterey's obligations to the lenders under the New Facility on agreed terms, and subject to other terms, including covenants and defaults, no more restrictive than the terms of the New Facility and to certain requirements as to final maturity and weighted average life), and letter of credit obligations, in each case incurred outside of the New Facility. The Credit Agreement relating to the New Facility contains representations and warranties, affirmative and negative covenants (including requirements to maintain certain financial ratios and limitations upon debt incurrence, liens, asset sales, restricted payments and investments, affiliate transactions, mergers, sale and leaseback transactions and certain activities of Restricted Subsidiaries), binding upon Monterey and its Restricted Subsidiaries, and events of default, similar to those contained in the Old Facility.

ITEM 6 -- INTEREST IN SECURITIES OF THE SUBJECT COMPANY (Schedule 14D-1)

ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER (Schedule 13D)

                 Item 6 of the Schedule 14D-1 and Item 5 of the Schedule 13D are hereby amended by adding the following information thereto:

                 Based on the final count of Shares validly tendered and not properly withdrawn pursuant to the Offer, Monterey purchased 5,548,846 Shares, which represented approximately 96.9% of Shares outstanding. On July 24, 1997, Monterey caused a merger of Monterey Acquisition Corporation with and into McFarland in accordance with Section 253 of the Delaware General Corporation Law.


ITEM 11 -- MATERIAL TO BE FILED AS EXHIBITS (Schedule 14D-1)

                 Item 11 of the Schedule 14D-1 is hereby amended and supplemented by the addition of the following, which are attached hereto as exhibits.

                 (a)(8)  Press release, dated July 22, 1997.
                 (b) Credit Agreement, dated July 22, 1997, among Monterey Resources, Inc., The Chase Manhattan Bank, as the administrative agent and as lender, and four other lenders named therein.

                                   SIGNATURE

                 After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 1997



                                       MONTEREY RESOURCES, INC.



                                       By: /s/ TERRY L. ANDERSON
                                           -----------------------------------
                                           Name:  Terry L. Anderson
                                           Title: General Counsel and Secretary


                                       MONTEREY ACQUISITION CORPORATION



                                       By: /s/ TERRY L. ANDERSON
                                           -----------------------------------
                                            Name:  Terry L. Anderson
                                            Title: Vice President and Secretary

                                 EXHIBIT INDEX

EXHIBIT                           EXHIBIT NAME
-------                           ------------
(a)(8)      Press Release, dated July 22, 1997.
(b)         Credit Agreement, dated July 22, 1997, among Monterey Resources,
            Inc., The Chase Manhattan Bank, as the administrative agent and as lender, and four other lenders named therein.